UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 18, 2018

Commission File Number: 001-38283

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InflaRx N.V.

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Winzerlaer Str. 2

07745 Jena, Germany

(+49) 3641 508180

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On May 17, 2018, InflaRx N.V. (“InflaRx”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 4: Adoption of the Dutch statutory annual accounts for the fiscal year ended December 31, 2017.

InflaRx shareholders approved the adoption of the Dutch statutory annual accounts for the fiscal year ended December 31, 2017.

Agenda item 6: Release from liability for InflaRx’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2017.

InflaRx shareholders approved the release from liability for InflaRx’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2017.

Agenda item 7: Extension of authorization for InflaRx’s board of directors (the “Board”) to issue shares and grant rights to subscribe for shares.

InflaRx shareholders approved the extension of authorization for the Board to issue shares and grant rights to subscribe for shares.

Agenda item 8: Extension of authorization for the Board to limit and exclude pre-emption rights.

InflaRx shareholders approved the extension of authorization for the Board to limit and exclude pre-emption rights.

Agenda item 9: Extension of authorization for the Board to acquire shares and depository receipts for shares in InflaRx’s capital.

InflaRx shareholders approved the extension of authorization for the Board to acquire shares and depository receipts for shares in InflaRx’s capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jena, Germany, May 18, 2018.

INFLARX N.V.

By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer